Exhibit (d)(n)(A)(3)
PACIFIC SELECT FUND
AMENDMENT NO. 3 TO THE PORTFOLIO MANAGEMENT AGREEMENT
     The Portfolio Management Agreement (the “Agreement”) made the 1st day of May, 2008, as amended to date, by and among Pacific Life Fund Advisors LLC (“Investment Adviser”), a Delaware limited liability company, J.P. Morgan Investment Management Inc., (“Portfolio Manager”), a Delaware corporation and Pacific Select Fund, a Massachusetts business trust (“Fund”), is hereby amended to add the provisions set forth below (together the “Amendment”), effective the 1st day of January, 2011.
     In consideration of the premises, the promises, and the mutual covenants contained in the Agreement and the good and fair consideration paid in connection with that Agreement. The Agreement is hereby amended as follows:
1. Section 2(c) is hereby amended by adding the following as a new second paragraph:
     The Investment Adviser and the Fund hereby acknowledge receipt of the current best execution policy of Portfolio Manager’s London branch. Portfolio Manager shall provide the Investment Adviser and the Fund with updated versions of such policy as it may be amended, supplemented, or modified from time to time. Upon the adoption of Subadviser’s procedures by the Board, and subject to the requirements of U.S. laws rules, and regulations, including, without limitation, the 1940 Act and the Investment Advisers Act of 1940, as amended (the Advisers Act), and the rules thereunder, the Investment Adviser and the Fund agree that the Portfolio Manager’s London branch may follow the then-current version of such best execution policy in managing the Portfolio. In addition, the Investment Adviser and the Fund agree that in managing the Portfolio, the Portfolio Manager’s London branch may execute trades in markets that are not “regulated markets” as that term is defined in the “Markets in Financial Instruments Directive” and may utilize a multilateral trading facility.
     2. Section 2(f)(iii) is hereby amended by adding the following to the end of the section:
“and providing the fair value of any such security based on Portfolio Manager’s procedures”
The following Sections 22, 23, and 24 are hereby added to the Agreement:
22. Professional Client. The Investment Adviser and the Fund acknowledge that all services provided by the Portfolio Manager through its London Branch under this Agreement are provided on the basis that the Investment Adviser and the Fund are considered to be “Professional Clients” by Portfolio Manager within the meaning of the U.K. Financial Services Authority’s rules.
23. Delegation of Duties. Portfolio Manager may employ, pursuant to the Fund’s Policies and Procedures on Disclosure of Portfolio Holdings (“Disclosure Policy”), an affiliate or a third party to perform certain non-advisory services including any accounting, administrative, reporting or other ancillary services required to enable

Portfolio Manager to perform its functions under this Agreement. Portfolio Manager will act in good faith in the selection, use and monitoring of affiliates and other third parties, and any delegation or appointment hereunder shall not relieve Portfolio Manager of any of its obligations under this Agreement. Notwithstanding any other provision of this Agreement, the Portfolio Manager may disclose information, including confidential information, about the Portfolio to any such affiliate or third party for the purpose of this provision as long as such disclosure is in compliance with the Trust’s Disclosure Policy. Subadviser shall be liable to the Trust for any violation of the Trust’s Disclosure Policy by any affiliate or third party it employs.
24. Customer Identification Program. To help the government fight the funding of terrorism and money laundering activities, Portfolio Manager has adopted a Customer Identification Program, (“CIP”) pursuant to which Portfolio Manager is required to obtain, verify and maintain records of certain information relating to its clients. In order to facilitate Portfolio Manager’s compliance with its CIP, the Investment Adviser hereby represents and warrants that (i) it has provided the Portfolio Manager with the Portfolio’s taxpayer identification number or other government issued identification number, (ii) all documents provided to Portfolio Manager are true and accurate as of the date hereof, and (iii) the Investment Adviser agrees to provide to Portfolio Manager such other information and documents that Portfolio Manager requests in order to comply with Portfolio Manager’s CIP.
     3. Exhibit A, effective May 1, 2008, is hereby deleted in its entirety and replaced with the following:
     (see attached Exhibit A effective January 1, 2011)
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year provided above for the Amendment.
PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa		By:	/s/ Laurene E. MacElwee

	Name:	Howard T. Hirakawa		Name:	Laurene E. MacElwee
	Title:	VP, Fund Advisor Operations		Title:	AVP & Assistant Secretary

J. P. MORGAN INVESTMENT MANAGEMENT INC.
By:	/s/ Scott Moritz
	Name:	Scott Moritz
	Title:	Vice President

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa		By:	/s/ Laurene E. MacElwee

	Name:	Howard T. Hirakawa		Name:	Laurene E. MacElwee
	Title:	Vice President		Title:	AVP & Assistant Secretary

Exhibit A
PACIFIC SELECT FUND
FEE SCHEDULE
Effective: January 1, 2011
Portfolio [Segment]: Long/Short Large-Cap
The Investment Adviser will pay to the Portfolio Manager a monthly fee for its services for the above noted Portfolio based on an annual percentage of the average daily net assets of the Segment of the Long/Short Large-Cap Portfolio according to the following schedule: 0.65%
In recognition of the fact that the Portfolio Manager may have an inherent constraint with respect to the amount of money that Portfolio Manager is able to manage in a particular strategy, Portfolio Manager agrees to hold back or reserve total capacity (that is, agrees to accept a certain level of dollars) for the Segment of the Long/Short Large-Cap Portfolio and the strategies employed for the Portfolio and investments as follows:
Total reserved capacity: $750 million (to be determined on a net cash flow basis into the account).
Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.
Portfolio: International Value
The Investment Adviser will pay to the Portfolio Manager a monthly fee for its services for the above noted Portfolio based on:
     (a) The annual percentage of the combined average daily net assets of the International Value Portfolio and the PL International Value Fund of Pacific Life Funds according to the following schedule:

Rate%	Break Point (assets)
0.35%	Up to $1 billion
0.30%	From $1 billion to $2 billion; AND
0.25%	On the excess
     (b) The ratio of the International Value’s average daily net assets over the combined assets of the International Value Portfolio and the PL International Value Fund. In recognition of the fact that the Portfolio Manager may have an inherent constraint with respect to the amount of money that Portfolio Manager is able to manage in a particular strategy, Portfolio Manager agrees to hold back or reserve total capacity (that is, agrees to accept a certain level of dollars) for the International Value Portfolio and the PL International Value Fund of Pacific Life Funds (collectively, the “Fund”) in total and the strategies employed for the Fund and investments as follows:
Total reserved capacity for the Fund: $3.5 billion dollars (to be determined on a net cash flow basis into the account).
          Fees for services shall be prorated for any portion of a year in which the Agreement is not effective.